UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Extension of Share Buy-Back Programme, dated 14 February 2019

14 February 2019

Micro Focus International plc
Extension of Share Buy-Back Programme

Micro Focus International plc ("Micro Focus" or "the Group" or "the Company", LSE: MCRO.L, NYSE: MFGP), the international software product group, is pleased to announce that it is continuing its buy-back programme of Micro Focus ordinary shares (including the ordinary shares underlying its American Depository Receipts (the "ADRs")) (the " Extended Programme"). Any shares purchased will be held in treasury. The Extended Programme will be effected in accordance with the terms of the authority granted by shareholders at the 2017 AGM and the Listing Rules.

In the initial period of the buy-back programme between 29 August 2018 and24 October 2018 the Group bought back 9,858,205 ordinary shares for a total consideration of approximately $171m. In the first extension of the buy-back programme between 6 November 2018 and 13 February 2019 the Group bought back 12,596,916 ordinary shares for a total consideration of approximately $229m. The Extended Programme instructs Citigroup Global Markets Limited ("Citi") to make trading decisions independently of the Company to purchase an additional tranche of ordinary shares to a total value of up to $110m taking the total buy-back to $510m.These instructions will commence at 2:30pm UK time on 14 February 2019 and will end no later than close of dealings in London on 28 March 2019 unless Citi or the Company choose to terminate the agreement. The Company is seeking renewal of its authority to make on market purchases at the forthcoming AGM on 29 March 2019 and may determine to continue the buy-back programme under the new authority in due course.

As with the previous buy-back programmes, in addition to purchasing ordinary shares on the London Stock Exchange, Citi may also purchase shares on CBOE Europe Equities and (with the involvement of a licensed US broker as necessary) acquire ADRs representing ordinary shares listed on the New York Stock Exchange which it will cancel for the underlying shares and then sell such shares to the Company under the Extended Programme. Citi's acquisition of ordinary shares will be undertaken in compliance with the price and volume thresholds set out in Regulation No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and regulations promulgated thereunder. Citi's additional acquisition of ADRs will be undertaken in compliance with the provisions of clauses (b)(2), (b)(3), (b)(4) and (c) of Rule 10b-18 under the Securities Exchange Act of 1934.

The market will be notified in accordance with the Listing Rules if and when purchases are made by the Company under the Extended Programme.

Enquiries:
Micro Focus                                                        Tel: +44 (0)1635 32646
Kevin Loosemore, Executive Chairman
Stephen Murdoch, CEO
Tim Brill, IR Director

Powerscourt                                                      Tel: +44 (0)20 7250 1446
Elly Williamson
Celine MacDougall

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 14 February 2019

Micro Focus International plc

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer